Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

Amsterdam, 14 May 2007

ABN AMRO - Offer Update

AFM has requested ABN AMRO to provide an offer update.

ABN AMRO announced on 7 May 2007 that it intends to hold an extraordinary general meeting for shareholders to enable them to express their views on the alternatives available to them at that time. On 9 May 2007 we announced that we will lodge an appeal with the Supreme Court of The Netherlands against the provisional ruling of the Enterprise Chamber of the Amsterdam Appellate Court that the agreement to sell LaSalle to Bank of America may not complete without a shareholder vote. That ruling has created ambiguity for shareholders and has led to Bank of America filing a lawsuit against ABN AMRO in the US courts. ABN AMRO must appeal the Enterprise Chamber's ruling and endeavour to provide clarity and remove any legal threat.

The timing and outcome of this Supreme Court appeal, its implications for the offer of Barclays for ABN AMRO which is conditional on the completion of the sale of LaSalle, as well as the timing of any offer that may or may not be made for ABN AMRO by the consortium of RBS, Santander and Fortis (the "Consortium"), are important considerations for shareholders as they assess and evaluate the alternatives available to them. We are working to clarify the timeframe for the appeal proceedings with the Supreme Court as quickly as possible. Once a procedure can be secured that will allow the outcome to be known on a timely basis, and assuming greater certainty as to the Consortium’s intentions will have been provided, we intend to provide details for a shareholders' meeting that allows full consideration of all available alternatives at that time.

In addition, ABN AMRO has been asked by the AFM to clarify the events surrounding the Consortium's inter-conditional proposals for La Salle and ABN AMRO which were received on 5 May 2007. We determined the Consortium’s offer for LaSalle not to be superior to ABN AMRO’s agreement with Bank of America. In our 7 May 2007 press release we summarised the reasons for that determination which were principally based on the Consortium's offer for La Salle being dependent on the success of a proposed offer to be made for ABN AMRO as a whole and the various conditions and uncertainties attached to that proposal.

In particular, fundamental aspects of the proposal for ABN AMRO, including with respect to financing, required regulatory notifications, tax clearances, the proposed material adverse change condition, required shareholder approvals and the pro-forma financial impact upon each of the Consortium members, remained unclear despite repeated requests for clarification since 25 April 2007, the day ABN AMRO received an indicative proposal from the Consortium. For example, ABN AMRO was never provided with copies of financing commitment documentation, even in draft form, which is a normal feature of any acquisition proposal that depends on significant external funding. Without any details about the Consortium’s financing and the pro forma financial impact on each of the Consortium members, it has not been possible to assess the likelihood that the Consortium’s three separate shareholder votes will be successful and therefore whether the proposal to acquire ABN AMRO has a reasonable likelihood of completing. The question list of 6 May 2007 attached to this press release illustrates which clarification and evidence on various aspects has been sought and was not obtained.

We are attaching copies of the Consortium's own description of their proposal for ABN AMRO and our requests for clarification of the terms and conditions as they were outlined to us in that description. Since 6 May 2007 there have been no further discussions with the Consortium.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it
In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

2

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

3

Appendix 1 - Cover letter from Consortium to ABN AMRO

Private & Confidential

To the Supervisory and Managing Boards
ABN AMRO Holding N.V.
Gustav Mahlerlaan 10
Amsterdam 1082 PP
Netherlands

5 May 2007

Dear Sirs,

We are writing to inform you of our commitment to make an offer for ABN AMRO as described in detail in the attached memorandum. We also have pleasure in enclosing a definitive Acquisition Proposal for LaSalle. We very much hope that our Acquisition Proposal will be accepted and that our offer will receive your recommendation.

As outlined in the memorandum, our offer values each ABN AMRO share at €38.40 and provides materially greater immediate value for ABN AMRO shareholders than Barclays’ offer. We believe that the fact that some 70 per cent would be in cash represents an important point of additional attractiveness to your shareholders.

Our offer for ABN AMRO is pre-conditional upon our Acquisition Proposal for LaSalle being accepted and not terminated at the end of the matching period. The Acquisition Proposal is clearly, in itself, superior to Bank of America’s offer, and furthermore it is only by accepting the proposal that ABN AMRO shareholders can benefit from the material additional value from our offer for ABN AMRO.

If you do accept the Acquisition Proposal and it is not matched, we will announce our offer on Monday 14 May 2007 on the basis set out in the attached memorandum.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551

Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

We believe completion of our offer would provide significant benefits for customers and employees as a result of the stronger businesses that will be created. This is explained further in the memorandum.

Getting the support and commitment of ABN AMRO's talented staff will be a key objective for us. There will be extensive and attractive opportunities for ABN AMRO employees at all levels as a result of our offer. We would appreciate the opportunity of working with you as soon as possible to identify those ABN AMRO senior managers who would take key roles going forward, and we would like to make a presentation to the central works council of ABN AMRO.

We would be pleased to meet during the weekend to discuss our proposals.

Yours sincerely

Maurice Lippens	Sir Fred Goodwin	Emilio Botin

Jean-Paul Votron

Appendix 2 - Memorandum from Consortium to ABN AMRO

Memorandum to the Supervisory and Managing Boards of ABN AMRO from the Banks regarding the Banks' commitment to make an offer for ABN AMRO subject to certain pre-conditions

5 May 2007

Introduction

Fortis, RBS and Santander (collectively, the "Banks") have prepared this memorandum in order to provide the Supervisory and Managing Boards of ABN AMRO with additional information on the offer announcement the Banks will make on 14 May 2007 if the Banks' Acquisition Proposal for LaSalle is accepted and not terminated at the end of the matching period. The Banks have also today provided to ABN AMRO a definitive Acquisition Proposal for LaSalle.

The Banks are prepared to enter into a merger protocol with ABN AMRO, on terms to be agreed, to underscore their commitment to make an offer if the Acquisition Proposal is accepted.

Background

Because of the Banks’ comprehensive strategic fit with ABN AMRO across its activities, the Banks anticipate that they will be able to create stronger businesses with enhanced market presence and growth prospects, ultimately leading to substantial value creation and benefits for shareholders, customers and employees. The Banks have the financial and management resources to invest in and grow ABN AMRO’s businesses and can demonstrate excellent records of growing their own businesses. Implementation of the Banks' projected synergies is expected to enhance profitability and will allow the Banks to invest further in customer-facing areas, as they have done in their own businesses. The Banks together are committed to delivering benefits for ABN AMRO stakeholders which they believe no single buyer of ABN AMRO could match.

This memorandum does not constitute a firm offer for ABN AMRO or its securities and should be construed accordingly. This memorandum is confidential and for use only by the Supervisory and Managing Boards of ABN AMRO and their Representatives (as defined in the confidentiality agreements, dated 27 April 2007, between ABN AMRO and each of Fortis, RBS and Santander) in accordance with the terms of the confidentiality agreements.

The Banks believe that their acquisition of ABN AMRO will have lower execution risk than would its acquisition by a single buyer, because of their collective presence in and understanding of the broad range of markets in which ABN AMRO operates, and because of their excellent track records of successful acquisitions and delivery of promised results. In comparison, the Banks believe that implementing Barclays’ intended cost reduction programme, without the advantages of in-market synergies and higher in-market economies of scale, presents significant execution risk to ABN AMRO shareholders.

Offer terms

The Banks have made sufficient progress on due diligence to allow them to remove due diligence as a pre-condition to the proposed offer. The Banks will make the offer announcement on 14 May 2007 subject to the Banks' Acquisition Proposal for LaSalle being accepted and not terminated at the end of the matching period.

The Banks' proposed offer, which will be made through the Banks' acquisition vehicle, RFS Holdings B.V. ("RFS Holdings"), will be, for each ABN AMRO ordinary share and ABN AMRO ADS:

€38.40 (excluding the final dividend of €0.60), comprising €27.00 in cash and €11.40 in New RBS shares1

The Banks reserve the right to increase or reduce the cash element with a corresponding adjustment in the number of RBS shares, except that the cash element will not be reduced below €26.00 per ABN AMRO ordinary share.

The Banks' offer, if made, will therefore comprise approximately 70 per cent. cash.

The Banks believe that there would be compelling reasons for the Boards of ABN AMRO to recommend any offer on these terms as soon as they are in a position to do so.

RBS intends to issue RBS shares to ABN AMRO shareholders under the terms of the proposed offer and to provide a portion of the cash consideration. Fortis and Santander intend to issue equity to raise cash which will be used, together with cash from other sources, to satisfy their respective portions of the consideration payable to ABN AMRO shareholders under the terms of the proposed offer. All three banks intend to issue Tier 1 capital instruments to raise cash.

Merrill Lynch has confirmed that, subject to ABN AMRO entering into a share purchase agreement in respect of LaSalle with the Banks, Merrill Lynch will undertake to underwrite all such equity and Tier 1 capital issuances on the

1 The exchange ratio will be calculated by dividing €11.40 by the RBS share price in Euros at a time, or over a period, to be determined terms of agreements to be entered into with each of the Banks. In addition, the Banks have received alternative offers (which they may choose to accept) to enter similar underwriting arrangements with other parties. Such agreements will permit sub-underwriting.

The proposed offer will not be subject to any financing condition nor will it be subject to any Bank making disposals of any businesses.

Further details of the New RBS Shares and the offers for the convertible preference shares and options can be found in Appendix I.

Orderly business re-organisation resulting in stronger businesses

RBS will lead the Banks’ orderly re-organisation of ABN AMRO and will take on the lead responsibility for ensuring that ABN AMRO is managed in compliance with applicable regulatory requirements from completion of the proposed offer.

Objective of re-organisation

The objective of the orderly re-organisation following completion of the proposed offer will be to result in the following ownership:

  Fortis: Business Unit Netherlands, Business Unit Private Clients globally, Business Unit Asset Management globally
  RBS: North America including LaSalle, Global Clients and wholesale businesses globally ex Brazil, Asia, Europe ex Antonveneta
  Santander: Latin American retail and commercial banking businesses (excluding wholesale clients outside Brazil), Antonveneta, Interbank Consumer Finance

Management and re-organisation

A business plan to be agreed by the Banks (for which the Banks expect to seek regulatory approval as part of the approvals for the transaction) will outline the approach to be taken to the continued running of the ABN AMRO business, its orderly re-organisation into its continuing components and its operational and legal separation and distribution to the Banks.

Whilst there may be selected asset disposals in due course, no element of the proposed offer will be conditional upon any such disposals.

During the first 45 days after completion of the proposed offer, the Banks intend to confirm the key management appointments and the assumptions underlying the business plan, including the detailed legal and technical separation plans. Management appointments will be based on merit and drawn from ABN AMRO and the Banks.

The Banks will consult with the relevant employee and regulatory bodies as part of the process of finalising the business plan.

ABN AMRO will be re-organised to reflect the components which will ultimately transfer to the individual banks. Management may be seconded to ABN AMRO from the Banks to manage the relevant business components.

As soon as possible, certain of the businesses will be legally separated and transferred to their ultimate owners but a substantial part will remain with ABN AMRO. The separation of businesses will be subject to regulatory approval and appropriate consultation processes with employee representatives and other stakeholders.

During the re-organisation, the Banks will retain a shared economic interest in all central functions (including Head Office functions) provided to group businesses.

The Banks will also retain shared economic interests in certain assets and liabilities of ABN AMRO which the Banks see as non-strategic. These may be sold over a period of time with a view to maximising value for the Banks.

Where practicable, IT systems will be separated and attached to the businesses which they support. Those systems which are not readily separable will be operated on a shared services basis.

At the outset, the entire portfolio of ABN AMRO derivative transactions will be managed to ensure that all the derivative risk management needs of the component ABN AMRO businesses are satisfied. In time, there will be an orderly migration of transactions to the appropriate trading names in line with normal novation processes. RBS, through the NatWest integration, has demonstrated its ability to successfully manage these processes.

The Banks believe that holders of debt securities will, in general, benefit from the expected positive impact of the transaction on ABN AMRO's credit rating. Also, as indicated, ABN AMRO will not change structurally at the outset. In particular, ABN AMRO Bank N.V. will continue to be owned by ABN AMRO Holdings N.V. Any subsequent change that takes place will be subject to regulatory approval and to the terms and conditions of any relevant debt securities.

Outcome of re-organisation

Each Bank will enhance the ABN AMRO businesses that it acquires and will achieve significantly strengthened positions in their markets, leading to greater opportunities for growth in those markets. In summary:

Fortis:

•	Unique opportunity to strengthen Benelux core competencies and extend growth engines in the area of asset and wealth management
Creates market leader while maintaining both ABN AMRO's and Fortis' identities in the Benelux region:
	-	#1 in retail and commercial banking
	-	#1 in life; #2 combined life and non-life; #1 combined life and non-life excluding health
•	Expands the growth platform:
	-	3rd largest European private bank with more than €200bn AUM
	-	Top 10 European asset manager with more than €300bn AUM
	-	Superior customer reach and skills in commercial banking, such as leasing and factoring
RBS:
•	Strengthens RBS’s platform for growth outside the UK
•	Accelerates RBS’s current plans for growth in US and Asia
•	Citizens and LaSalle:
	-	Excellent geographic fit in large and attractive market
	-	Top 3 position in major cities in mid-western/north-eastern US
	-	Complementary retail and commercial businesses
	-	Enhanced distribution of Global Banking & Markets products in US
	-	RBS America 5th largest bank in US by assets
•	Global Banking & Markets and ABN AMRO wholesale clients business:
	-	Leading corporate and institutional banking and markets business, with global reach and capability
	-	Well diversified by customer, product and geography
	-	Complementary product strengths and customer franchises
	-	Top 5 across broad range of corporate banking products
	-	#1 in UK and Europe, #5 in US and Asia ex Japan, by client numbers
•	RBS and ABN AMRO retail businesses in Asia:
	-	Enhanced and extended opportunities for growth, particularly in credit cards and affluent banking
Santander:
•	Brazil:
	-	A top 3 bank by network and loans, benefiting from enhanced economies of scale
	-	High geographical and product complementarity between both franchises (Banco Real and Santander Banespa)
	-	High degree of value creation through in-market synergies
	-	Low execution risk. Santander Banespa’s fully scaleable IT system is prepared for the migration of Banco Real
•	Italy:
	-	Antonveneta is a strong franchise in a well-established market

	-	Efficiency improvements from the migration to Partenon, Santander's proprietary IT system
	-	Potential to improve the commercial performance (e.g. mortgage lending, consumer finance, retail asset management)
	-	Cross-selling potential with Santander’s existing operations in Italy (consumer finance, private banking)
•	Interbank (consumer finance in the Netherlands)
	-	Full integration into Santander Consumer Finance

Expected benefits for customers and employees

Customers are expected to benefit from the stronger businesses created within the Banks resulting from their greater scale and efficiency, enhanced presence, product strengths and distribution capabilities. The business re-organisation will be handled in an orderly fashion over time, with a key principle of the implementation plan agreed between the Banks being minimal disruption to customer-facing activities.

The Banks plan to improve the operating efficiency of the operations while enhancing their market position. In the long term, this is expected to be positive for all stakeholders, including by resulting in increased job creation and enhanced opportunities for employees.

The Banks believe that the Barclays proposal would not have the same positive effect in creating stronger businesses. Since the combination of Barclays and ABN AMRO would not benefit from in-market synergies in many business lines, the implementation of the aggressive cost reduction programme announced by Barclays could result in a weakened competitive position.

The Banks will invite the central works council of ABN AMRO for an informative consultation. The Banks have informed the relevant trade unions in the Netherlands and will continue to consult after the announcement of their proposed offer. The Banks are committed to working with the appropriate employee representative bodies throughout the process.

The Banks believe that they have excellent track records in employee relations and employee satisfaction. Whilst the Banks recognise that there will be job losses, that would also have been the case with the Barclays and Bank of America proposed transactions. The Banks do not believe the job losses will be materially greater in a combination of ABN AMRO and the Banks. A significant proportion of such job losses will be among the employees of the Banks and not confined to the employees of ABN AMRO. When combining ABN AMRO's businesses and their own, the Banks intend to select the best candidate for each position based on merit. The Banks will respect the employment rights of all employees (including pension rights) as well as the rights of the employee representative bodies.

Greater opportunities will be available to employees as part of stronger, faster growing groups. There will be significant opportunities for talented employees at every level as a result of the Banks' plans. Indeed, the Banks' plans for growth are expected to lead over time to extensive additional opportunities throughout the enlarged groups. There will be attractive positions available to ABN AMRO managers, both within ABN AMRO and the Banks. The Banks are keen to work with the Supervisory and Managing Boards of ABN AMRO to maximise opportunities for ABN AMRO managers. The Banks also wish to discuss a process for identifying members of the senior ABN AMRO management for key roles going forward.

The Banks expect to generate substantial transaction benefits

The Banks believe that the inclusion within their groups of ABN AMRO’s businesses will create substantial value for shareholders through cost savings and revenue benefits. The high level of ABN AMRO’s cost:income ratio relative to the Banks’ cost:income ratios demonstrates the opportunity for efficiency cost savings. In addition, the combinations of complementary and overlapping businesses will enable substantial de-duplication cost savings.

In 2006 ABN AMRO’s cost:income ratio was 69.6%, against 61.2% for Fortis Bank, 42.1% for RBS and 48.5% for Santander.

Whilst the clear cost-saving opportunities underpin the potential value creation, there are also considerable opportunities for the Banks to create sustainable increases in profitable revenue growth.

The Banks will have the scale and resources to capitalise on these opportunities for growth. In addition, the combination of complementary business models and capabilities will create additional opportunities for growth for the businesses which are not available to ABN AMRO alone.

The Banks believe that both the cost savings and revenue benefits which would be achieved following a combination of ABN AMRO and the Banks' own businesses would be in excess of those in a merger of ABN AMRO and Barclays.

The Banks’ plans have lower execution risk

The Banks together have comprehensive experience in and understanding of ABN AMRO’s major businesses and geographies. By concentrating on their respective areas of expertise and by dividing the integration tasks between them, the Banks expect to reduce significantly overall execution risk relative to a single buyer with limited experience across ABN AMRO’s activities and a limited track record in large scale integration.

Each of the Banks has a strong track record of successful integrations, including delivery of promised transaction benefits. Benefits promised and delivered in the Banks’ previous largest transactions are set out below:

	Transaction	Total promised	Total delivered

Fortis	Creation of Fortis Bank	€675m	€861m (+28%)

RBS	NatWest	£1,420m	£2,030m (+43%)

Santander	Abbey National	€300m	€425m (+42%)

In the acquisition of ABN AMRO by the Banks, most of the estimated transaction benefits are cost savings, and the estimated cost savings are conservative and in line with past achievements. A substantial proportion of the cost savings estimated by the Banks will result from de-duplication of overlapping activities. They are not dependent on aspirations to achieve top quartile cost:income ratios or on a substantial off-shoring of functions.

Regulatory process

RBS will take the lead responsibility for ensuring that ABN AMRO is managed in compliance with applicable regulatory requirements. Fortis, RBS and Santander will co-operate in this.

On completion of the proposed offer, ABN AMRO will initially remain structurally unchanged. RBS (Aaa / AA rated bank) has offered to take on the lead responsibility for ensuring that ABN AMRO (currently Aa2 / AA-) is managed in compliance with applicable regulatory requirements. The Banks believe that this will strengthen ABN AMRO and not expose it, its capital or its clients to any additional risks.

Any changes to ABN AMRO's capitalisation and structure will only be made with regulatory approval, which the Banks assume will only be granted when the relevant regulators are wholly satisfied with the arrangements, including the effects on capital and clients.

The Banks are in discussions with the regulators on these plans and firmly believe that they can satisfy the requirements of the regulators, as they have been able to do in all of their previous acquisitions.

The stability of the financial system is of paramount concern to each of the Banks and they have the utmost confidence that the system will be strengthened as a result of the transaction.

The proposed offer will be subject to regulatory and competition approvals in various jurisdictions.

DNB, the FSA, the BFIC, the Bank of Spain, the AFM, Euronext Amsterdam and the Social-Economic Council (Sociaal-Economische Raad) have been informed of our proposals. Clearance for any offer will be sought from the Dutch Ministry of Finance and relevant central banks.

Process and indicative timetable

The Banks will seek to obtain all necessary regulatory and competition approvals and clearances and will undertake all requisite employee consultation and information processes as soon as reasonably possible.

The Banks will make an offer announcement on 14 May 2007 subject to the Banks' Acquisition Proposal for LaSalle being accepted and not terminated at the end of the matching period. The launching of this offer would be subject to the pre-offer conditions set out in Appendix II and the conditions set out in Appendix III. In the event that any of these pre-offer conditions are breached or not satisfied between now and the launch of the offer the Banks reserve the right not to launch an offer.

Transaction documentation relating to any offer will be published as soon as reasonably practicable following the announcement on 14 May 2007. This documentation will include offer documentation to ABN AMRO shareholders and circulars to the respective shareholders of the Banks seeking approval for the transaction.

If the proposed offer is declared unconditional and depending on the necessary thresholds being reached, the Banks expect to acquire the ordinary shares they do not already own, either by initiating the squeeze-out procedures permitted by applicable law, effecting a legal merger or in any other manner permitted by law. In addition, it is intended that ABN AMRO's listings of ordinary shares and formerly convertible preference shares on Eurolist by Euronext Amsterdam N.V. and its ADSs on the New York Stock Exchange will be terminated. Finally, provided the relevant conditions are satisfied, the Banks will procure that ABN AMRO deregister and terminate its reporting and other obligations under the U.S. Securities Exchange Act of 1934, as amended.

Indicative timetable

Third quarter 2007	Publication of offer documentation, prospectus and circular to shareholders of the Banks

Extraordinary General Meetings of shareholders of the Banks in connection with the transaction

Extraordinary General Meeting of ABN AMRO shareholders to consider the transaction

Fourth quarter 2007	Equity fundraising by Fortis and Santander Settlement of the offer

The indicative timetable is included for illustrative purposes only and is subject to change.

APPENDIX I
OTHER OFFER DETAILS

New RBS shares

Application will be made to the UKLA and the London Stock Exchange (“LSE”) for the New RBS Shares to be admitted to the Official List and to trading on the LSE.

It is expected that listing on the LSE will become effective and dealings, for normal settlement, will begin shortly following the date on which it is announced that all conditions to the Offer have been satisfied or waived.

The New RBS Shares and the new RBS ADSs will be registered with the SEC. It is expected that applications will be made to list the New RBS Shares and the new RBS ADSs which represent such New RBS Shares, on the New York Stock Exchange.

Further details on settlement, listing and dealing will be included in the Offer documentation. The New RBS Shares will be issued credited as fully paid and will rank pari passu in all respects with existing RBS ordinary shares and will be entitled to all dividends and other distributions declared or paid by RBS by reference to a record date on or after completion of the Offer but not otherwise. RBS pays dividends semi-annually. It is expected that the record date for the interim dividend declared by RBS in respect of 2007 will be before completion of the Offer. ABN AMRO shareholders are expected to be entitled to receive and retain the ABN AMRO interim dividend in respect of 2007 (expected to be paid on 27 August 2007).

Further details of the rights attaching to the New RBS Shares and a description of any material differences between the rights attaching to those shares and the ABN AMRO ordinary shares will be set out in the Offer documentation.

Convertible preference shares

The Banks intend to make a proposal for all the depository receipts that represent the ABN AMRO convertible financing preference shares consistent with the terms of the prospectus dated August 31, 2004 relating to the ABN AMRO convertible financing preference shares.

A cash offer will be made for the issued and outstanding formerly convertible preference shares of €27.97, the closing price on 30 April. The aggregate consideration payable for the formerly convertible preference shares will be in the region of €1.2 million.

Options

If permissible under the applicable plans, holders of options and awards under ABN AMRO share schemes will be offered the ability to exercise their options or awards or, where practicable, the opportunity to roll their awards over into shares of RBS subject to certain terms.

RFS Holdings

It is intended that the Offer will be made through RFS Holdings B.V., a company owned by the Banks and organised and existing under Dutch law. Each of the Banks will have representation on the board of RFS Holdings. RFS Holdings can draw from the financing of the Banks.

The making of the Offer is subject to the satisfaction or waiver of the pre-Offer conditions summarised in Appendix II. When made, the Offer will be subject to the satisfaction or waiver of the Offer conditions summarised in Appendix III.

APPENDIX II
PRE-OFFER CONDITIONS

  The Purchase and Sale Agreement, dated as of April 22, 2007, between Bank of America Corporation and ABN AMRO Bank N.V. in respect of ABN AMRO North America Holding Company, the holding company for LaSalle Bank Corporation, including the subsidiaries LaSalle Bank N.A. and LaSalle Bank Midwest N.A. has been validly terminated pursuant to Section 8.1(f) thereof and ABN AMRO has entered into an alternative agreement with RFS Holdings with respect to LaSalle.

  No material adverse change.

  All necessary notifications, filings, submissions and applications in connection with the offer have been made and all authorisations and relief required to make the offer have been obtained.

  All requisite employee consultations and information procedures with trade unions and other employee representative bodies of Fortis and, insofar as applicable, ABN AMRO have been completed.

APPENDIX III
OFFER CONDITIONS

  The Purchase and Sale Agreement, dated as of April 22, 2007, between Bank of America Corporation and ABN AMRO Bank N.V. in respect of ABN AMRO North America Holding Company, the holding company for LaSalle Bank Corporation, including the subsidiaries LaSalle Bank N.A. and LaSalle Bank Midwest N.A. has been validly terminated pursuant to Section 8.1(f) thereof and ABN AMRO has entered into an alternative agreement with RFS Holdings with respect to LaSalle.

  At least 80 per cent. of the issued and outstanding ordinary shares of ABN AMRO have been tendered into the offer and not withdrawn or are otherwise held by the Banks.

  No material adverse change.

  No litigation or other legal proceedings or investigations by a third party having been instituted or threatened which might reasonably be expected to materially and adversely affect ABN AMRO or the Banks.

  There shall be no pending or threatened Bank of America Litigation, and there shall not exist any judgment, settlement or other agreement related to any Bank of America Litigation that has or could result in the payment by ABN AMRO Holding N.V., ABN
  AMRO Bank N.V., ABN AMRO North America Holding Company, RFS Holdings or any oftheir Affiliates of any amount other than the $200,000,000 termination fee payable undersection 5.3(b) of the Bank of America purchase agreement or that does or couldmaterially and adversely affect ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABNAMRO North America Holding Company, RFS Holdings or any of their respectiveAffiliates. “Bank of America Litigation” shall mean any proceedings, claims or actionsasserted against ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABN AMRO NorthAmerica Holding Company, RFS Holdings or any of their Affiliates by Bank of America orany of its Affiliates to the extent arising out of or related to the Bank of AmericaAgreement, this offer or the consummation of the transactions contemplated hereby

  All necessary authorisations and consents in connection with the offer and with the acquisition of LaSalle by RFS Holdings have been obtained and relevant waiting periods have expired and all mandatory regulatory and competition approvals — as far as required for settlement of the offer and of the acquisition of LaSalle by RFS Holdings — of domestic and international regulatory authorities reasonably required in connection with the offer and with the acquisition of LaSalle by RFS Holdings and its intended change of control have been obtained.

  The registration statement on Form F-4 and any registration statement on Form F-6 filed with the SEC in conjunction with the offer for registration of the securities being offered under the offer must become effective, no stop order may be issued and no proceedings for suspension of its effectiveness have been initiated by the SEC.

  No notification has been received by the Banks from their respective home regulators that there is likely to be a material and adverse change in the supervisory, reporting or regulatory capital arrangements that will apply to the ABN AMRO or the Banks.

  All necessary clearances and confirmations from relevant tax authorities have been obtained and not withdrawn or amended.

  Confirmation has been given that the New RBS Shares will be admitted to the Official List of the UKLA, admitted to trading on the main market for listed securities on the Official List of the London Stock Exchange and the New RBS Shares and the RBS ADSs

  representing such shares or a portion thereof have been approved for listing on the NYSE.

  The general meetings of shareholders of the Banks have passed all agreed or required resolutions.

  ABN AMRO has not entered into any transaction or facilitated any transaction involving the sale or issue to third parties of any shares in its own share capital, or a substantial part of its business or assets, and ABN AMRO has not given any undertaking to do so (other than the sale of LaSalle to RFS Holdings). ABN AMRO has also not bound itself in any way to pay any dividend nor has ABN AMRO made any payment of such dividend, except in the normal course of business and consistent with past practice.

The offer conditions are for the benefit of the Banks and may be waived by the Banks (either in whole or in part) at any time by written notice to ABN AMRO.

Appendix 3 - Letter from Consortium’s US lawyers accompanying the Memorandum to ABN AMRO

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069

WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

May 5, 2007

Board of Management
ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam, The Netherlands
Attn: Mr. Rijkman Groenink

Dear Mr. Groenink:

On behalf of a Consortium (the “Consortium”) comprised of The Royal Bank of Scotland Group plc (“RBS”), Banco Santander Central Hispano, S.A. (“Santander”), Fortis N.V. and Fortis SA/NV (“Fortis”), Shearman & Sterling LLP hereby submits this proposal to acquire from ABN AMRO Bank N.V. (“ABN”) all of the outstanding shares of ABN AMRO North America Holding Company (the “Company”). The terms and conditions of the Consortium’s proposal (the “Proposal”) are reflected in the revised Purchase and Sale Agreement (the “Purchase Agreement”) (clean and marked to reflect changes to the May 2, 2007 draft) that is enclosed with this letter and are otherwise described herein.

Under the Proposal, the Consortium will acquire all the shares of the Company in exchange for an aggregate cash purchase price of US$24,500,000,000, subject to the post-closing net income adjustment set forth in the Purchase Agreement.

As reflected in the attached Purchase Agreement, the Proposal is subject to substantially the same terms and conditions as set forth in your Purchase and Sale Agreement with Bank of America, dated as of April 22, 2007 (“BofA Agreement”). The Proposal is also subject to RBS, Santander and Fortis consummating a public offer to acquire ABN AMRO Holding N.V. (“Parent”). The terms of this public offer are described in detail in a Memorandum to Parent’s Supervisory and Management Boards that is being delivered with the Proposal. Additionally, in connection with the Consortium’s commitment to commence a public offer for Parent, the Consortium would be prepared to enter into a mutually satisfactory Merger Protocol outlining the terms of this offer. The Consortium would anticipate entering into the Merger Protocol with Parent on Sunday, May 6, 2007.

ABU DHABI   |   BEIJING   |   BRUSSELS   |   DÜSSELDORF   |   FRANKFURT   |   HONG KONG   |   LONDON   |   MANNHEIM   |   MENLO PARK
MUNICH   |   NEW YORK   |   PARIS   |   ROME   |   SAN FRANCISCO   |   SÃO PAULO   |   SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

May 5, 2007

The Consortium has also conditioned consummation of the proposed transaction on the approval of the shareholders of ABN AMRO Holding N.V., in view of recent legal developments. Additionally, as reflected in the attached Purchase Agreement, the Proposal contemplates that you and the Consortium would be permitted to terminate the Purchase Agreement in circumstances where Parent recommends or pursues an alternative transaction involving the acquisition of Parent and its affiliates.

As reflected in the attached Purchase Agreement, the Proposal is not subject to any financing condition.

The Consortium has conducted an antitrust and regulatory review and is confident that there would be no such issues that would delay or impede consummation of the transaction. Additionally, the Consortium has substantially completed its due diligence review of the Company and its subsidiaries, and the Purchase Agreement does not include a due diligence condition to the Consortium’s obligation to consummate the proposed transaction. We would expect to close the proposed transaction in the fourth quarter of 2007.

Each of RBS, Santander and Fortis has obtained all requisite corporate approvals required in connection with the submission of this Proposal, including any applicable Supervisory or Management Board approvals, and the Consortium is prepared to execute the Purchase Agreement in the form attached.

In submitting the Proposal to acquire the Company, the Consortium is not acknowledging or agreeing that the BofA Agreement constitutes a valid, lawful or enforceable agreement, and the Consortium expressly reserves all of its rights with respect to such agreement.

The Proposal contemplated by this letter will expire at 11:59 p.m. EDT on Sunday, May 6, 2007. In the meantime, the Consortium and its advisors are prepared to move forward immediately with the Proposal. Please contact ............. of Merrill Lynch (.......) or of Shearman & Sterling (.......) should you wish to respond to, or seek clarification of, the Proposal.

May 5, 2007

We look forward to your prompt response.

Sincerely,

Appendix 4 - Letter from Consortium’s US lawyers to ABN AMRO

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069

WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

May 5, 2007

Board of Management	Supervisory Board
ARN AMRO Bank N.V.	ABN AMRO Bank N.Y.
Gustav Mahlerlaan 10	Gustav Mahlerlaan 10
1082 PP Amsterdam, The Netherlands	1082 PP Amsterdam, The Netherlands
Attn: Mr. Rijkman Groenink	Attn: Mr. Arthur Martinez

Dear Mr. (Groenink and Mr. Martinez:

The consortium (the “Consortium”) comprised of The Royal Bank of Scotland Group plc (“RBS”), Banco Santander Central Hispano, S.A. (“Santander”), Fortis N.V. and Fortis SA/NV (“Fortis”) has received communication through your representatives at Davis Polk & Wardwell that the Board of Management of ABN AMRO Bank N.V. has indicated that it would specifically request elimination of two conditions from our proposal to acquire ABN AMRO North America Holding Company submitted this morning in order for the Board of Management to move forward with its consideration of our proposal as a “Superior Proposal” under the terms of the Bank of America Purchase and Sale Agreement. Specifically, the Board of Management requested the elimination of the following from our proposed Purchase and Sale Agreement (the “LaSalle Purchase and Sale Agreement”):

1.	The elimination from the LaSalle Purchase and Sale Agreement of the condition relating to the Bank of America litigation.

2.	The elimination from the LaSalle Purchase and Sale Agreement of the condition that subjects the LaSalle Purchase and Sale Agreement to a Fortis shareholder vote.

On behalf of the Consortium, we confirm that the Consortium has agreed to eliminate both conditions from the LaSalle Purchase and Sale Agreement.

Sincerely,

ABU DHABI   |   BEIJING   |   BRUSSELS   |   DÜSSELDORF   |   FRANKFURT   |   HONG KONG   |   LONDON   |   MANNHEIM   |   MENLO PARK
MUNICH   |   NEW YORK   |   PARIS   |   ROME   |   SAN FRANCISCO   |   SÃO PAULO   |   SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Appendix 5 - Email from ABN AMRO’s US lawyers to Consortium’s US lawyers

From: Sent: Sat 5/5/2007 8:07 PM
Subject: Confirmation

This will confirm our conversation of a few minutes ago that there was a misunderstanding in our conversation of earlier today regarding the position of the Management Board. As we just discussed, the Management Board had made a third request which was that the Consortium eliminate the condition in its proposal for LaSalle that its public offer for ABN AMRO shares shall have become wholly unconditional. We understand that you and your client will now consider that additional request. Please confirm the foregoing by sending a reply email.

To ensure compliance with requirements imposed by the IRS, we inform you that, unless explicitly provided otherwise, any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Appendix 6 - Letter from ABN AMRO’s US lawyers to Consortium

DAVIS POLK & WARDWELL
450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

May 6, 2007

Strictly Private and Confidential

Count Maurice Lippens
Chairman of the Board of Directors
Mr. Jean-Paul Votron
Chief Executive Officer
Fortis
Rue Royal 20
100 Brussels
Belgium

Sir Fred Goodwin
Group Chief Executive
The Royal Bank of Scotland Group plc
Gogarbum
Edinburgh EH12 1HQ
UK

Mr. Emilio Botin
Chairman
Banco Santander Central Hispano S.A.
Ciudad Grupo Santander
Avenida de Cantabria s/n
Madrid
Spain

Dear Sirs:

     Thank you for your letter dated 5 May 2007 (the “Letter”) and for agreeing to eliminate from the proposed Purchase and Sale Agreement (the “LaSalle Purchase and Sale Agreement”) the condition relating to Bank of America litigation and the condition that subjected the LaSalle Purchase and Sale Agreement to a Fortis shareholder vote.

Count Maurice Lippens
Sir Fred Goodwin
Mr. Emilio Botin	2	May 6, 2007

     We note that ABN AMRO and its representatives have also requested that the Consortium remove from the LaSalle Purchase and Sale Agreement the condition that the Consortium must succeed on the larger offer for ABN AMRO. ABN AMRO madethis request both yesterday, during conversations between our legal representatives and our financial advisors, and last week. ABN AMRO was surprised that your Letter did not address this point. ABN AMRO looks forward to a response from the Consortium on this matter.

Yours sincerely,

Appendix 7 - Email and list of questions sent to Merrill Lynch

Sent: Sun May 06 16:18:37 2007
Subject:

Further to your request, we are attaching the list of questions we would invite you to answer as part of our assessment of your current Acquisition Proposal. The answers to these questions should allow us to assess the deliverability of your Acquisition Proposal and its associated execution risks from the perspective of shareholders of each Consortium member, ABN AMRO, ABN AMRO’s shareholders and other relevant stakeholders.

We have attempted to minimise the number of questions raised, but the information we have received from you to date and your ability only to make an Acquisition Proposal that is inter-conditional with respect to the LaSalle transaction and the offer for ABN AMRO require us to raise, once again, at least the questions attached. Finally other than the legal comments, most of the other issues and questions have been raised several times since April 25, 2007, and we assume you must have readily available answers to them.

We look forward to your responses to these questions, please be as complete as you can and we are ready all day to analyse the answers when received.

Morgan Stanley and UBS

on behalf of ABN AMRO

Issues/questions to be clarified regarding Offer for ABN AMRO

Financing
1.	RFS holdings: what is the exact ownership structure? What are the existing or intended agreements among the Banks?
2.	Please provide a breakdown of financing for each Consortium member
o	In relation to the proposed equity and Tier I capital issuances by each of RBS, Santander and Fortis, please detail the structure, size and intended terms and conditions of each
o	The sources and amounts of cash to be raised by each of Fortis and Santander
o	Please provide pro-forma RWA, Core Tier I and Tier I ratios for each Consortium members at closing of the transaction, as well as on a yearly basis for the period until 2010 or the completion of the reorganization.
3.	Please provide detailed breakdown of financing of BidCo at announcement and at launch of the offer
o	Does the Consortium intend to put a stand-by underwriting agreement(s) in place at announcement / launch of the offer? If yes, please provide execution copies that ML (and any others) are prepared to sign, as well as any other underwriting or sub-underwriting if intended (incl. names). Please clarify when these are expected to be executed.
4.	Please provide detailed feedback on discussions Consortium members have had with their major shareholders with respect to the proposed acquisition and its related financing.
5.	Please provide detailed feedback on the discussions held to date with the rating agencies and regulators on the intended transaction, financing and intended reorganisations.
6.	How many ordinary and other shares in ABN AMRO does each of the Consortium members own, directly, indirectly or potentially?
7.	Provide details of any commitments (form, quantity) to tender from any shareholders of ABN AMRO, in the event of an Offer.

BU split / Business plan / Synergies / Fairness Opinion

8.	Please provide detailed breakdown of prices agreed by Consortium members, split of businesses and assumed revenues, costs, pre-tax profits, profits, RWA and capital allocation for each Consortium partner.
9.	Please detail the proposed separation of the business units in the Netherlands (Retail, Global Clients, Global Markets) between the Consortium members
10.	Your memorandum refers to “A business plan to be agreed by the Banks will outline the approach to be taken to the continued running of the ABN AMRO business, its orderly re-organisation into its continuing components and its operational and legal separation and distribution to the Banks”. When will this plan be agreed? Does a draft exist? If so, please provide.

11.	Please explain how the Banks will retain a shared economic interest in all central functions and other assets and liabilities. Are these interests or liabilities capped? How will they be shared?
12.	What are the expected synergies for each business and each Bank? What are the timings associated with these synergies? Please provide us with the expected associated restructuring costs. Please also provide us with the assumptions affecting the ABN AMRO stakeholders.
13.	Please provide us with the Fairness Opinion as well as back-up material for the LaSalle transaction as well as the appropriate comfort regarding the Offer.

Exchange ratio /Cash component/ Reverse Break-fee
14.	Please detail the exchange ratio related to the €11.40 in New RBS shares or, if unavailable, the formula/time period that would be proposed to calculate such exchange ratio?
15.	Please confirm absolute cash amount per ABN AMRO share offered
16.	What reverse break fee are you prepared to pay if the shareholders of the Consortium vote against the transaction, if regulators turn down the proposed transaction, if the transaction does not proceed for reasons other than those attributable to the Consortium, etc?

Legal comments on your proposed pre-offer conditions and offer conditions
17.	Please provide us with the exact wording of your proposed Material Adverse Change clause as you propose it would be printed in any formal offer document. Because of the share component, we assume the material adverse change clause would be reciprocal.
18.	We need to specify in greater detail all of the necessary, notifications, filings, submissions, applications, authorisations and relief required from third parties in order to make the offer. Obviously, we should specify the exact necessary approvals in The Netherlands, Spain, Belgium and the U.S. from a securities and bank regulatory point of view as we have done with Barclays. Further, please provide your analysis of antitrust clearance risk, including anticipated timing of such clearances.
19.	Regarding the pre-offer condition related to employee consultation and information procedures with trade unions, we should discuss the issues you anticipate arising including your severance plans.
20.	Please provide the precise details on the proposed general litigation-related offer condition with respect to the materiality threshold. We note that we would expect any current or threatened litigation or investigation to be carved out.
21.	We object to the specific Bank of America litigation condition and believe that the offer presented to our shareholders should be a “clean” price reflecting your best estimate of any exposure you believe is associated with those proceedings.
22.	Regarding the necessary authorizations and consents in connection with the offer and acquisition of LaSalle, we again would like to agree on a specific list of specific authorizations and consents that are necessary.
23.	We would like to understand what notifications you could expect to receive from regulators in The Netherlands, UK, Spain and Belgium and to understand the discussions you have had with those regulators so that we can better and more precisely articulate the risk associated with those regulatory discussions resulting in a material adverse change in the supervisory, reporting or regulatory capital arrangements that will apply to ABN AMRO or the Banks. In any case, we would expect that any such condition would not be applicable to notifications issued with respect to existing facts and circumstances.
24.	What are the “necessary clearances and confirmations from relevant tax authorities” that you would seek to be a condition to the offer?
25.	We note that condition that new RBS shares and ADSs would be listed on the London and New York Stock Exchanges, respectively. Would you be prepared to accept a condition for the benefit of ABN AMRO that the new RBS shares are also accepted for listing and trading on Euronext in Amsterdam?
26.	We would like to understand the shareholder resolutions that are required to be passed as a condition to the offer.
27.	Regarding your offer condition addressing restricting transactions by ABN AMRO, we would note that we need to discuss with you the exact limitations that you would seek to impose on ABN AMRO, and would further note that there is an on-going disposal program at ABN AMRO which we would need to carve out from this condition. We do not expect this to be troubling to you, but we think that clarity and precision in this condition is important.
28.	Have the respective Boards of the Consortium members approved the making of the Offer described in the Consortium memorandum dated 5 May 2007?
29.	Are you prepared to move your shareholders’ vote prior to launching the offer?
30.	Are you prepared to lower the 80% acceptance level?
31.	How do you intend to proceed with minority shareholders post completion of the offer if 95% acceptance is not reached?

Appendix 8 - Email from Merrill Lynch

Sent: 06 May 2007 17:43
Subject: Your questions

As discussed earlier today, we believe we have provided sufficient information for you to be able to determine that our acquisition proposal is superior, subject only to confirmatory due diligence. We would be pleased to provide you with any further clarity along the lines of your questions that you may reasonably need once we understand from you that you are prepared to accept our lasalle proposal is superior, subject to confirmatory due diligence.

We are still waiting for this confirmation and time is passing towards the deadline set by the BoA deadline.

Those legal questions you have put will be dealt with through the lawyers.

Regards

--------------------------
Sent from my BlackBerry Wireless Handheld

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